UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(Amendment No. 4)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☒
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

J.B. Chemicals & Pharmaceuticals Limited

(Name of Subject Company)

Not Applicable

(Translation of Subject Company’s Name into English (if applicable))

The Republic of India

(Jurisdiction of Subject Company’s Incorporation or Organization)

Tau Investment Holdings Pte. Ltd.

(Name of Person(s) Furnishing Form)

Ordinary Shares of face value of Rs. 2 (Two Rupees) each

(Title of Class of Subject Securities)

Not Applicable

(CUSIP Number of Class of Securities (if applicable))

Mayur Mehta (Company Secretary & VP (Compliance)), Cnergy IT Park, Unit A, 8th floor, Appa Saheb Marathe Marg, Prabhadevi, Mumbai - 400025 Maharashtra, India   Tel: 022-2439 5200 / 5500

(Name, Address (including zip code) and Telephone Number (including area code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

September 11, 2020

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)

1.              A copy of the public announcement relating to the offer by Tau Investment Holdings Pte. Ltd. to acquire certain securities of J.B. Chemicals & Pharmaceuticals Limited, published on July 2, 2020, was furnished as Exhibit 99.1 on Tau Investment Holdings Pte. Ltd.’s Form CB submitted to the U.S. Securities and Exchange Commission on July 6, 2020.

2.              A copy of the detailed public statement relating to the offer by Tau Investment Holdings Pte. Ltd. to acquire certain securities of J.B. Chemicals & Pharmaceuticals Limited, published on July 9, 2020, was furnished as Exhibit 99.2 on Tau Investment Holdings Pte. Ltd.’s Form CB submitted to the U.S. Securities and Exchange Commission on July 9, 2020.

3.              A copy of the letter of offer relating to the offer by Tau Investment Holdings Pte. Ltd. to acquire certain securities of J.B. Chemicals & Pharmaceuticals Limited, dated September 4, 2020, was furnished as Exhibit 99.4 on Tau Investment Holdings Pte. Ltd.’s Form CB submitted to the U.S. Securities and Exchange Commission on September 8, 2020.

4.              A copy of the dispatch advertisement relating to the offer by Tau Investment Holdings Pte. Ltd. to acquire certain securities of J.B. Chemicals & Pharmaceuticals Limited, published on September 5, 2020, was furnished as Exhibit 99.5 on Tau Investment Holdings Pte. Ltd.’s Form CB submitted to the U.S. Securities and Exchange Commission on September 8, 2020.

5.              A copy of the pre-offer advertisement cum corrigendum relating to the offer by Tau Investment Holdings Pte. Ltd. to acquire certain securities of J.B. Chemicals & Pharmaceuticals Limited, published on September 10, 2020, is furnished as Exhibit 99.6 to this Form CB.

(b)         Not applicable.

Item 2. Informational Legends

Not applicable.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

A copy of the draft Letter of Offer relating to the offer by Tau Investment Holdings Pte. Ltd. to acquire certain securities of J.B. Chemicals & Pharmaceuticals Limited, submitted to the Securities and Exchange Board of India on July 15, 2020, was furnished as Exhibit 99.3 on Tau Investment Holdings Pte. Ltd.’s Form CB submitted to the U.S. Securities and Exchange Commission on July 16, 2020.

PART III - CONSENT TO SERVICE OF PROCESS

On July 6, 2020, Tau Investment Holdings Pte. Ltd. filed an irrevocable consent and power of attorney with the Securities and Exchange Commission on Form F-X.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Jaka Prasetya
(Signature)

Jaka Prasetya / Director
(Name and Title)

September 10, 2020
(Date)